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Ms. Sonia Barros	Direct Dial: +1 212 878 8526
Division of Corporation Finance	E-mail: Kathleen.Werner@cliffordchance.com
Securities and Exchange Commission
100 F Street, N.E.	February 22, 2011
Washington, DC 20549

RE:	Corporate Property Associates 17 — Global Incorporated (“CPA:17”) Post-Effective Amendment No. 12 (“PEA 12”) to Registration Statement on Form S-11 (333-140842)
Dear Ms. Barros:
On behalf of our client CPA:17, set forth below are our responses to the comments of the Staff of the Division of Corporation Finance provided telephonically by you with respect to PEA 12. The comments are in boldface and our responses follow.
1. Under “Recent Developments” on page 13 of PEA 12, clarify the role of the third party valuation firm and consider whether such firm’s consent is required to be included pursuant to Rule 436 under the Securities Act of 1933.
In response to the Staff’s comment, we will clarify the disclosure to say that the purchase price was determined by CPA:17 and the seller and that, in agreeing upon the purchase price, the parties considered a cash flow valuation prepared by a third party. We believe that such revised disclosure is consistent with the Staff’s position expressed in Question 233.02 of the Staff’s compliance and disclosure interpretations that “if the disclosure states that management or the board prepared the purchase price allocations and in doing so considered or relied in part upon a report of a third party expert... then there would be no requirement to comply with Rule 436 with respect to the purchase price allocation figures as the purchase price allocation figures are attributed to the registrant.” On that basis, we are not providing a consent of the third party firm under Rule 436.
2. Clarify the reference to periods with negative cash flow being excluded in footnote 2 of the Distributions chart on page 27 of PEA 12.

CLIFFORD CHANCE US LLP
We will delete the reference in footnote 2 to any periods being excluded. We will create a new footnote (3), which will relate to the periods ending 12/31/07 and 3/31/08 in the “Source of Total Distributions — Adjusted Cash Flow from Operating Activities” column and will read as follows: “Our adjusted cash flow for this period was negative. Therefore, 100% of distributions for this period were sourced from offering proceeds.”
We trust these responses address the Staff’s comments. Please contact me if you have any additional comments or any questions.

Sincerely,
/s/ Kathleen L. Werner
Kathleen L. Werner

cc:	Thomas J. Ridings, Jr. Paul Marco, Esq.